Preliminary Terms To prospectus dated November 19, 2014 and product supplement for knock-out notes dated November 19, 2014	Preliminary Terms No. 613 Registration Statement No. 333-200365 Dated October 6, 2015; Rule 433

Morgan Stanley $ Contingent Buffer Equity Notes Linked to the JPX-Nikkei Index 400 due October 26, 2016 Principal at Risk Securities

General

•	The securities are designed for investors who seek to participate in the appreciation of the JPX-Nikkei Index 400, and who anticipate that the Final Index Value will not be less than the Initial Index Value by more than 15%. Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event occurs, meaning that the Final Index Value is less than the Initial Index Value by more than 15%, be willing to lose a significant portion or all of their principal based on the performance of the Underlying Index over the term of the securities. If the Final Index Value is not less than the Initial Index Value by more than 15%, investors will receive the greater of (a) the Underlying Index Return and (b) the Contingent Minimum Return of 0% at maturity, subject to the Maximum Payment at Maturity.

•	Unsecured obligations of Morgan Stanley maturing October 26, 2016*.

•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.

•	The securities are expected to price on or about October 9, 2015 and are expected to settle on or about October 15, 2015.

•	All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Key Terms

Issuer:	Morgan Stanley
Underlying Index:	JPX-Nikkei Index 400
Knock-Out Event:	A Knock-Out Event occurs if the Final Index Value is less than the Initial Index Value by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Index Value is less than the Knock-Out Level.
Knock-Out Buffer Amount:	15%
Knock-Out Level:	, which is 85% of the Initial Index Value
Payment at Maturity:	If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Index Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?” on page 3.
If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the Final Index Value from the Initial Index Value on a 1 to 1 basis. Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows: $1,000 + ($1,000 x Underlying Index Return)
If a Knock-Out Event has occurred, you will lose over 15%, and possibly all, of your investment. There is no minimum payment at maturity and you could lose your entire investment.
Contingent Minimum Return:	0%
Maximum Payment at Maturity:	$1,180.00 per security (118.00% of the stated principal amount)
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index Closing Value on the Pricing Date
Final Index Value:	The arithmetic average of the Index Closing Values on each of the five Valuation Dates
Valuation Dates:	October 17, 2016, October 18, 2016, October 19, 2016, October 20, 2016 and October 21, 2016*
Maturity Date:	October 26, 2016*
Pricing Date:	October 9, 2015
Issue Date:	October 15, 2015 (3 business days after the Pricing Date)
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the Pricing Date:	Approximately $970.30 per security, or within $10.00 of that estimate. See “Additional Terms Specific To The Securities” on page 2.
CUSIP / ISIN:	61761JN54 / US61761JN544

* Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page S-18 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page 6 of these preliminary terms.

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a product supplement for knock-out notes) with the Securities and Exchange Commission, or SEC, for the offering to which these preliminary terms relate. Before you invest, you should read the prospectus in that registration statement, the product supplement for knock-out notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at .www.sec.gov. Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the product supplement for knock-out notes and these preliminary terms if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of these preliminary terms or the accompanying product supplement for knock-out notes and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer(3)
Per security	$1,000	$10	$990
Total	$	$	$
(1)	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the securities. The placement agents will forgo fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in these preliminary terms for information about fees and commissions.

(3)	See “Use of Proceeds and Hedging” on page 9.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary. See “Supplemental Plan of Distribution; Conflicts of Interest” below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley	JPMorgan

October 6, 2015

Additional Terms Specific to the Securities

You should read these preliminary terms together with the prospectus dated November 19, 2014, as supplemented by the product supplement for knock-out notes dated November 19, 2014. These preliminary terms, together with the documents listed below, contain the terms of the securities and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated November 19, 2014: http://www.sec.gov/Archives/edgar/data/895421/000095010314008199/dp50999_424b2-knocko.htm

•	Prospectus dated November 19, 2014:

http://www.sec.gov/Archives/edgar/data/895421/000095010314008169/dp51151_424b2-base.htm

Terms used in these preliminary terms are defined in the product supplement for knock-out notes or in the prospectus. As used in these preliminary terms, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

The original issue price of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the Pricing Date will be less than $1,000. We estimate that the value of each security on the Pricing Date will be approximately $970.30, or within $10.00 of that estimate. Our estimate of the value of the securities as determined on the Pricing Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Pricing Date?

In valuing the securities on the Pricing Date, we take into account that the securities comprise both a debt component and a performance-based component linked to the Underlying Index. The estimated value of the securities is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Index, instruments based on the Underlying Index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the securities?

In determining the economic terms of the securities, including the Contingent Minimum Return, the Knock-Out Level and the Maximum Payment at Maturity, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the securities?

The price at which MS & Co. purchases the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the securities, and, if it once chooses to make a market, may cease doing so at any time.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Index?

The following table and graph illustrate the hypothetical return at maturity on the securities. The “Return on Securities” as used in these preliminary terms is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000. The hypothetical returns set forth below reflect the Maximum Payment at Maturity of $1,180 per security (a return of 18% on the securities) and the Contingent Minimum Return of 0% and assume an Initial Index Value of 13,000 and a Knock-out Level of 11,050.00 (which is 85% of the hypothetical Initial Index Value). If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the Underlying Index. The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Index Value	Underlying Index Return	Payment on the Securities	Return on Securities
20,800	60.0%	$1,180	18.0%
19,500	50.0%	$1,180	18.0%
18,200	40.0%	$1,180	18.0%
16,900	30.0%	$1,180	18.0%
15,600	20.0%	$1,180	18.0%
15,340	18.0%	$1,180	18.0%
14,950	15.0%	$1,150	15.0%
14,300	10.0%	$1,100	10.0%
13,650	5.0%	$1,050	5.0%
13,000	0%	$1,000	0%
12,350	-5.0%	$1,000	0%
11,700	-10.0%	$1,000	0%
11,050	-15.0%	$1,000	0%
10,985	-15.5%	$845	-15.5%
10,400	-20.0%	$800	-20.0%
9,100	-30.0%	$700	-30.0%
7,800	-40.0%	$600	-40.0%
5,200	-60.0%	$400	-60.0%
2,600	-80.0%	$200	-80.0%
0	-100.0%	$0	-100.0%

Payoff Diagram for the Securities

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the securities set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 13,000 to a Final Index Value of 6,500. Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 0% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis. The investor receives a payment at maturity based on the Underlying Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%) = $500

Example 2: A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 13,000 to a Final Index Value of 18,200. Because the Underlying Index Return of 40% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,180 per security.

Example 3: A Knock-Out Event HAS NOT occurred, and the Index Closing Value increases from the Initial Index Value of 13,000 to a Final Index Value of 14,300. Because the Underlying Index Return of 10% is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 4: A Knock-Out Event HAS NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 13,000 to a Final Index Value of 12,350. Because the Underlying Index Return of -5.00% is less than the Contingent Minimum Return of 0%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount security, calculated as follows:

$1,000 + ($1,000 x 0%) = $1,000

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the Underlying Index, as measured by the arithmetic average of the Index Closing Values on each of the five Valuation Dates, subject to the Maximum Payment at Maturity. If a Knock-Out Event HAS NOT occurred, you will receive at maturity no less than the Contingent Minimum Return of 0%, or a minimum payment at maturity of $1,000 for each security. However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment based on a 1% loss for every 1% decline in the Final Index Value, as compared to the Initial Index Value. Because the securities are our unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	SECURITIES LINKED TO THE JPX-NIKKEI INDEX 400 — The return on the securities is linked to the JPX-Nikkei Index 400. The JPX-Nikkei Index 400 was created by Japan Exchange Group, Inc., the Tokyo Stock Exchange and Nikkei Inc. Publication of the JPX-Nikkei Index 400 began on January 6, 2014, based on an initial index value of 10,000 as of August 30, 2013. The JPX-Nikkei Index 400 is composed of 400 Japanese common stocks listed on the TSE First Section, Second Section, “Mothers” (Market Of The High-Growth and EmeRging Stocks) or JASDAQ market. For additional information, see the description of the Index in “Annex A — The JPX-Nikkei Index 400” below.

•	TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes. Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the securities is respected, your gain or loss on the securities should be treated as long-term capital gain or loss if you have held the securities for more than one year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected. For example, under one possible treatment, the IRS could seek to recharacterize the securities as debt instruments. In that event, you would be required to accrue into income original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA Legislation” in the accompanying product supplement for knock-out notes, the withholding rules commonly referred to as “FATCA” would apply to the securities if they were recharacterized as debt instruments. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the securities, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gains as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations in general, the possible impact of the aforementioned notice in particular and the potential application of the FATCA rules.

The discussion in the preceding paragraphs under “Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated November 19, 2014.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities. The return on the securities at maturity is linked to the performance of the Underlying Index. If the Final Index Value is less than the Initial Index Value by an amount greater than the Knock-Out Buffer Amount of 15%, a Knock-Out Event occurs, and you will be fully exposed to any depreciation in the Index Closing Value from the Initial Index Value to the Final Index Value. If a Knock-Out Event has occurred, the payment at maturity on each security will be significantly less than the stated principal amount of the securities and consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

•	YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the securities will be limited by the Maximum Payment at Maturity. The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Index Value is substantially greater than the Initial Index Value.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

•	INVESTING IN THE SECURITIES EXPOSES INVESTORS TO RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES LINKED TO THE VALUE OF FOREIGN EQUITY SECURITIES – As the securities are linked to the JPX-Nikkei Index 400, the securities are linked to the value of foreign equity securities. Investments in securities linked to the value of foreign equity securities, such as Japanese equity securities, involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets, such as Japan, may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries, such as Japan, may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

•	THE SPONSORS OF THE UNDERLYING INDEX MAY ADJUST THE UNDERLYING INDEX IN WAYS THAT AFFECT THE LEVEL OF THE UNDERLYING INDEX, AND HAVE NO OBLIGATION TO CONSIDER YOUR INTERESTS — Japan Exchange Group, Inc., Tokyo Stock Exchange, Inc. (“TSE”) and Nikkei Inc. (the “Index Sponsors”) are responsible for calculating and maintaining the Underyling Index. The Index Sponsors can add, delete or substitute the component stocks of the Underlying Index or make other methodological changes that could change the level of the Underlying Index. You should realize that the changing of the component stocks of the Underlying Index may affect the Underlying Index, as a newly added stock may perform significantly better or worse than the stock it replaces. Additionally, the Index Sponsors may alter, discontinue or suspend calculation or dissemination of the the Underlying Index. Any of these actions could adversely affect the value of, and your return on, the securities. The Index Sponsors have no obligation to consider your interests in calculating or revising the the Underlying Index.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the value of the Underlying Index on any day (especially in relation to the Knock-Out Level), the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual or expected volatility of the Underlying Index;

•	the time to maturity of the securities;

•	the dividend rates on the common stocks underlying the Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event is likely to imminently occur in light of the then-current value of the Underlying Index.

The JPX-Nikkei Index 400 was created on January 6, 2014 and therefore has limited historical performance. You cannot predict the future performance of the Underlying Index based on its historical performance. We cannot guarantee that a Knock-Out Event will not occur so that you will not suffer a loss on your initial investment in the securities. You can review the historical values of the Underlying Index in “Historical Information” below.

•	THE RATE WE ARE WILLING TO PAY FOR SECURITIES OF THIS TYPE, MATURITY AND ISSUANCE SIZE IS LIKELY TO BE LOWER THAN THE RATE IMPLIED BY OUR SECONDARY MARKET CREDIT SPREADS AND ADVANTAGEOUS TO US. BOTH THE LOWER RATE AND THE INCLUSION OF COSTS ASSOCIATED WITH ISSUING, SELLING, STRUCTURING AND HEDGING THE SECURITIES IN THE ORIGINAL ISSUE PRICE REDUCE THE ECONOMIC TERMS OF THE SECURITIES, CAUSE THE ESTIMATED VALUE OF THE SECURITIES TO BE LESS THAN THE ORIGINAL ISSUE PRICE AND WILL ADVERSELY AFFECT SECONDARY MARKET PRICES– Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the securities in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the securities in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the securities less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the securities are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the securities in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

•	THE ESTIMATED VALUE OF THE SECURITIES IS DETERMINED BY REFERENCE TO OUR PRICING AND VALUATION MODELS, WHICH MAY DIFFER FROM THOSE OF OTHER DEALERS AND IS NOT A MAXIMUM OR MINIMUM SECONDARY MARKET PRICE– These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the securities than those generated by others, including other dealers in the market, if they attempted to value the securities. In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your securities in the secondary market (if any exists) at any time. The value of your securities at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “Many economic and market factors will impact the value of the securities” above.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the securities, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Since other broker-dealers may not participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities. Accordingly, you should be willing to hold your securities to maturity.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Index and the value of the securities. In addition, MS & Co. has determined the estimated value of the securities on the Pricing Date.

•	HEDGING AND TRADING ACTIVITY BY OUR SUBSIDIARIES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE SECURITIES– One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the securities (and to other instruments linked to the Underlying Index or its component stocks), including trading in the stocks that constitute the Underlying Index as well as in other instruments related to the Underlying Index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Dates approach. Some of our subsidiaries also trade the stocks that constitute the Underlying Index and other financial instruments related to the Underlying Index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Pricing Date could potentially increase the Initial Index Value, and, therefore, could increase the value at or above which the Underlying Index must close on the Valuation Dates so that investors do not suffer a loss on their initial investment in the in the securities.

•	THE OFFERING OF THE SECURITIES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the securities as an “open transaction” for U.S. federal income tax purposes, the offering of the securities will be terminated.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the securities will be used for general corporate purposes. We will receive, in aggregate, $1,000 per security issued, because, when we enter into hedging transactions in order to meet our obligations under the securities, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the securities borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the securities.

On or prior to the Pricing Date, we will hedge our anticipated exposure in connection with the securities by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in stocks of the Underlying Index, in futures and/or options contracts on the Underlying Index or any component stocks of the Underlying Index listed on major securities markets, or in any other securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the value of the Underlying Index on the Pricing Date, and therefore could increase the value at or above which the Underlying Index must close on the Valuation Dates so that investors do not suffer a significant loss on their initial investment in the securities. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the term of the securities, including on the Valuation Dates, by purchasing and selling the stocks constituting the Underlying Index, futures or options contracts on the Underlying Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the securities, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Valuation Dates approach. We cannot give any assurance that our hedging activities will not affect the value of the Underlying Index, and, therefore, adversely affect the value of the securities or the payment you will receive at maturity, if any.

Historical Information

The following graph sets forth the historical performance of the JPX-Nikkei Index 400 based on the daily historical Index Closing Values from January 6, 2014 through October 5, 2015. The Underlying Index was created on January 6, 2014 and therefore has limited historical performance. The Index Closing Value on October 5, 2015 was 13,111.73. We obtained the Index Closing Values below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value on any of the Valuation Dates. We cannot give you any assurance that the Index Closing Value will increase or that a Knock-Out Event will not occur so that you will not suffer a loss on your initial investment in the securities.

Historical Performance of the JPX-Nikkei Index 400

License Agreement between the JPX-Nikkei Index 400 Sponsors and Morgan Stanley. “Nikkei Inc.,” “Nikkei” and the “JPX-Nikkei Index 400” are registered trademarks of the Index Sponsors and have been licensed for use for certain purposes by Morgan Stanley. For more information, see the description of the Index in “Annex A: The JPX-Nikkei Index 400” below.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments. The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities. The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer or one of its affiliates that will not exceed $10 per $1,000 principal amount of securities, but will forgo any fees for sales to certain fiduciary accounts.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the securities. When MS & Co. prices this offering of securities, it will determine the economic terms of the securities such that for each security the estimated value on the Pricing Date will be no lower than the minimum level described in “Additional Terms Specific To The Securities” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Annex A — The JPX-Nikkei Index 400

Description of the Index

We have derived all information contained in this document regarding the JPX-Nikkei Index 400 (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Japan Exchange Group, Inc., Tokyo Stock Exchange, Inc. (“TSE”) and Nikkei Inc. (the “Index Sponsors”).

The Index Sponsors have no obligation to continue to publish the Index, and they may discontinue publication of the Index at any time. The Index is determined, comprised and calculated by the Index Sponsors without regard to the securities.

The JPX-Nikkei Index 400

Calculation of the Index began on January 6, 2014, based on an initial index value of 10,000 as of August 30, 2013. The Index has been calculated retroactively back to August 31, 2006. The Index value, which does not reflect dividends, is computed and published via TSE’s Market Information System and is reported to securities companies across Japan and available worldwide through computerized information networks. The Index is reported by Bloomberg L.P. under the ticker symbol “JPNK400.”

The Index is composed of 400 Japanese common stocks listed on the TSE First Section, Second Section, “Mothers” (Market Of The High-growth and EmeRging Stocks) or JASDAQ market. Constituents are selected based on market capitalization, trading value, return on equity and other factors.

The index components are reviewed annually based on the selection criteria applied as of the final business day of June (the “base date”). The calculation of the Index using the new constituents begins from the final business day of August following the annual review. The selection process and criteria are as follows:

(1) In order to be eligible for the index, a stock must be a common stock the main market for which the TSE First Section, Second Section, Mothers or JASDAQ market as of the base date. Issues other than common stocks may be treated as eligible for inclusion in the Index if they are regarded as equivalent to common stocks and their inclusion is deemed warranted by the Index Sponsors. Stocks are excluded from selection if they fall under any of the following criteria:

•	listed for less than three years;

•	the company’s liabilities are in excess of its assets during any of the past three fiscal years;

•	the company has an operating loss in each of the past three fiscal years;

•	the company has a net loss in each of the past three fiscal years;

•	the company’s financials have disclosed doubt regarding its ability to continue as a going concern;

•	disclosure of insufficient internal controls;

•	the stock has been designated as a security to be delisted or as a security on alert; or

•	certain listing violations have occurred over the past year.

(2) To construct the index, the top 1,000 issues are selected in descending order from the 1,200 eligible issues that have the highest trading values in the three years prior to the base date, which are among the 1,200 eligible issues with the highest market capitalization. Where the number of issues selected does not reach 1,000, the remaining issues are selected on the basis of market capitalization from the 1,200 eligible issues with the highest trading value in the three years prior to the base date.

(3) Each stock is scored based on (a) three-year average return on equity (weighted 40%), (b) three-year cumulative operating profit (weighted 40%) and (c) market capitalization on the base date (weighted 20%).

(4) 400 stocks are selected by the final ranking with the scores calculated in (3) above and qualitative factors from the perspectives of corporate governance and disclosure. These factors are applied as of the base date and include: the appointment of at least two independent outside directors, releasing the most recent earnings report according to international financial reporting standards and the release of English language earnings information via TDnet. The final score for each stock equals the sum of the score calculated in (3) above plus the score from the qualitative factors. Stocks are ranked from highest to lowest based on their final scores, but stocks with negative three-year average return on equity and whose most recent returns on equity are negative or that have negative three-year cumulative operating profit are moved to the bottom of the ranking. In the event of a tie in final scores, the stock with the higher market capitalization is ranked higher. The top 400 stocks based on these rankings are then selected for inclusion in the Index.

The Index is calculated using free-float adjusted market value weighting and is denominated in points (as a decimal figure) rounded to the second decimal place. The Index is calculated by dividing the current free-float adjusted market value (the “current market value”) by the market value on the base date (the “base market value”). The market value is the sum of the number of shares of each constituent multiplied by that constituent’s stock price. The calculation of the Index value can be represented by the following formula:

Index Value =	Current Market Value × Base Point
Base Market Value

The number of shares of each constituent is determined by multiplying the total number of listed shares by the free-float weight ratio following cap-adjustment. The weight of each constituent is capped at 1.5%, and if any constituent exceeds that weight, it is adjusted downwards at the time of the annual review. The free-float weight is determined by excluding the estimated number of listed shares that are deemed to not be available for trading in the market, based on publicly available documents. Among the shares that are treated as non-free-float shares are, among others, shares held by specified types of major shareholders and shares held by board members and other representatives. The free-float weights are reviewed annually for each Index constituent, with the announcement and effective date for each Index constituent occurring on a quarterly basis, depending upon the relevant company’s earnings release schedule. In addition to this annual review, the Index Sponsors may also adjust a company’s free-float weight to reflect certain extraordinary events.

In order to maintain continuity, the base market value is adjusted from time to time as a result of an increase or decrease in constituent issues, capital raising or similar events other than market fluctuations. Such events include, but are not limited to: new listings, delistings, new share issues through either public offerings or rights offerings to shareholders, issuance of shares as a consequence of exercise of convertible bonds or warrants or mergers, acquisitions, consolidations, company splits or other similar changes in corporate structure. The formula for the adjustment is as follows:

New Base Market Value =	Old Base Market Value × (Previous Business Day Market Value ± Adjustment Amount)
Previous Business Day Market Value

Where Adjustment Amount = Increase (decrease) in the number of shares used for the index calculation × stock price used for adjustment.

Licensing Agreement

We expect to enter into a non-exclusive license agreement with the Index Sponsors providing for the license to us, in exchange for a fee, of the right to use the Index, the proprietary data therein contained (the “JPNK400 Index Value”) and the trademarks “Nikkei Inc.,” “Nikkei” and the “JPX-Nikkei Index 400” (collectively, the “JPNK400 Marks”) in connection with certain securities, including the securities.

The JPNK400 Index Value and the JPNK400 Marks are subject to the proprietary rights owned by the Index Sponsors, and the Index Sponsors own all rights and know-how relating to the Index, such as calculation, publication and use of the JPNK400 Index Value and relating to the JPNK400 Marks. The Index Sponsors shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the JPNK400 Index Value or to change the JPNK400 Marks or cease the use thereof. The Index Sponsors make no warranty or representation whatsoever, either as to the results stemmed from the use of the JPNK400 Index Value and the JPNK400 Marks or as to the figure at which JPNK400 Index Value stands on any particular day. The Index Sponsors give no assurance regarding accuracy or completeness of the JPNK400 Index Value and data contained therein. Further, the Index Sponsors shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the JPNK400 Index Value. The securities are in no way sponsored, endorsed or promoted by the Index Sponsors. The Index Sponsors shall not bear any obligation to give an explanation of the securities or any advice on investments to any purchaser of the securities or to the public. The Index Sponsors will not take into account the needs of any purchaser of the securities in calculating the JPNK400 Index Value. Including but not limited to the foregoing, the Index Sponsors shall not be responsible for any damage resulting from the issue and sale of the securities.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or any accompanying prospectus.